              SECURITIES AND EXCHANGE COMMISSION           ---------------------
                    WASHINGTON, DC 20549                   S.E.C. USE ONLY
                       FORM 144                            ---------------------
            NOTICE OF PROPOSED SALE OF SECURITIES          Document Sequence No.
          PURSUANT TO RULE 144 UNDER THE SECURITIES
                          ACT OF 1933                      ---------------------
                                                           CUSIP Number
          ATTENTION: TRANSMIT FOR FILING THREE COPIES
                 OF THIS FORM CONCURRENTLY WITH            ---------------------
          EITHER PLACING AN ORDER WITH A BROKER TO         Work Location
               EXECUTE A SALE OR EXECUTING A SALE
                DIRECTLY WITH A MARKET MAKER.              ---------------------

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1(a) Name of Issuer                (b) I.R.S. Ident. No.  (c) S.E.C. File No.
     Standard Microsystems             11-2234952             0-7422
     Corporation
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1(d) Address of Issuer                                    (e) Telephone No.
     Street              City          State  Zip Code        -------------
     80 Arkay Drive      Hauppauge      NY     11788          Area   Number
                                                              Code
                                                              631    435-6000
--------------------------------------------------------------------------------
2(a) Name of Person For Whose Account   (b) Social Security  (c) Relationship
     the Securities are to be Sold          No. or I.R.S.        to Issuer
                                            Ident. No.
     Robert M. Brill                                             Director

 (d) Address
     Street              City          State  Zip Code
     500 N. Broadway
     Suite 144           Jericho        NY     11753
--------------------------------------------------------------------------------

3(a)                  (b)                                                           (c)                  (d)
 Title of the         Name and Address of Each Broker           S.E.C. USE ONLY     Number of Shares     Aggregate
 Class of             Through Whom the Securities Are to be     ---------------     or Other Units       Market
 Securities           Offered or Each Market Maker Who is       Broker-Dealer       to be Sold           Value
 to be Sold           Acquiring the Securities                  File Number         (See Instr. 3(c))    (See Instr. 3(d))
-----------------------------------------------------------------------------------------------------------------------------
Common Stock          Grodsky Associates                                            25,000               $613,750
                      76 So. Orange Avenue                                                               as of 04/30/02
                      South Orange NJ  07079
-----------------------------------------------------------------------------------------------------------------------------
 (e)                      (f)                    (g)
 Number of Shares         Approximate            Name of Each
 or Other Units           Date of Sale           Securities
 Outstanding              (See Instr. 3(f))      Exchange
 (See Instr. 3(e))        (Mo., Day, Yr.)        (See Instr. 3(g))
-----------------------------------------------------------------------------------------------------------------------------
15,956,971                05/01/02               NASDAQ National Market
-----------------------------------------------------------------------------------------------------------------------------

                              TABLE I AND TABLE II

                         TABLE I--SECURITIES TO BE SOLD
    FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE ACQUISITION OF THE
                         SECURITIES TO BE SOLD AND WITH
            RESPECT TO THE PAYMENT OF ALL OR ANY PART OF THE PURCHASE
                     PRICE OR OTHER CONSIDERATION THEREFOR:


                                                    Name of Person From
                                                    Whom Acquired             Amount of
Title of       Date You    Nature of Acquisition    (If gift, also give       Securities        Date of
the Class      Acquired    Transaction              date donor acquired)      Acquired          Payment     Nature of Payment
------------------------------------------------------------------------------------------------------------------------------------
Common Stock   5/01/02     Stock option exercise    Issuer                    25,000            5/01/02     Cash
                                                                                                            (cashless exercise)

------------------------------------------------------------------------------------------------------------------------------------

             TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS
      FURNISH THE FOLLOWING INFORMATION AS TO ALL SECURITIES OF THE ISSUER
                           SOLD DURING THE PAST THREE
      MONTHS BY THE PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD:
--------------------------------------------------------------------------------
Name and          Title of        Date        Amount of
Address of       Securities        of         Securities         Gross
Seller              Sold          Sale          Sold            Procceds
--------------------------------------------------------------------------------

REMARKS:

                                                           May 1, 2002
                                                        ----------------
                                                        (Date of Notice)
ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know of any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.


                                                      /s/ Robert M. Brill
                                                    ------------------------
                                                           (Signature)